

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2020

Gregory S. Bentley
Chief Executive Officer
Bentley Systems, Incorporated
685 Stockton Drive
Exton, PA 19341

> **Re: Bentley Systems, Incorporated**
> **Registration Statement on Form S-1**
> **Filed August 21, 2020**
> **File No. 333-248246**

Dear Mr. Bentley:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-1 filed August 21, 2020

General

1. We note that you are contemplating paying a cash dividend of up to $1.50 per share to existing shareholders. To the extent that such dividend is approved by the Board of Directors, please revise to include pro forma information on the face of your most recent historical consolidated balance sheet to reflect this dividend. Also, provide pro forma per share data in your historical consolidated statement of operations for the latest year and most recent interim period giving effect to the number of shares whose proceeds will be necessary to pay the dividend. Refer to SAB Topic 1.B.3.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Kauten, Staff Attorney, at (202) 551-3447 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Richard Fenyes, Esq.